

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3030

February 17, 2009

Terrence R. Curtin
Executive Vice President and Chief Financial Officer
Tyco Electronics Ltd.
Second Floor, 96 Pitts Bay Road,
Pembroke HM 08, Bermuda

> **Re: Tyco Electronics Ltd.
> Form 10-K for the fiscal year ended September 26, 2008
> File No. 1-33260**

Dear Mr. Curtin:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief